Exhibit 3.4

STATE OF DELAWARE

CERTIFICATE OF OWNERSHIP

AND MERGER

Section 253 Parent into Subsidiary

CERTIFICATE OF OWNERSHIP AND MERGER

MERGING

Commonwealth Biotechnologies Inc.,

a Virginia corporation

WITH AND INTO

HedgePath Pharmaceuticals, Inc.,

a Delaware corporation

Commonwealth Biotechnologies, Inc. (“Parent” or the “Corporation”), a corporation organized and existing under the laws of the State Virginia

DOES HEREBY CERTIFY:

FIRST: That it was organized pursuant to the provisions of the General Corporation Law of the State of Virginia on the 30th day of September, 1992.

SECOND: That it owns all of the issued and outstanding shares of capital stock of HedgePath Pharmaceuticals, Inc. (“Subsidiary”), which is a business corporation organized and existing under the laws of the State of Delaware.

THIRD: That in furtherance of that certain Amended Plan of Reorganization, dated January 4, 2013 (the “Plan”), which was approved on March 21, 2013 upon due notice by holders of a majority of the Corporation’s capital stock and then United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) in connection with the Corporation’s voluntary petition in the Bankruptcy Court seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code (Case No. 11-30381-KRH), the Corporation’s Board of Directors, through its Executive Committee pursuant to a unanimous written consent , determined to merge Parent into said Subsidiary, and did adopt the following resolutions:

RESOLVED, that in furtherance of the Plan, this Corporation, Commonwealth Biotechnologies, Inc., merge itself into the Subsidiary, HedgePath Pharmaceuticals, Inc., which Subsidiary assumes all of the obligations of the Corporation as the Reorganized Debtor;

FURTHER RESOLVED, that the terms and conditions of the merger are as follows:

Upon completion of the merger, the holders of the common stock of the Corporation shall receive an equivalent number of shares of common stock of the Subsidiary and shall have no further claims of any kind or nature; and all of the shares of common stock of the Corporation held by the Subsidiary shall be surrendered and canceled.

FURTHER RESOLVED, that in furtherance of the shareholder approved Plan, and further pursuant to Section 604.1 of the Virginia Stock Corporation Act (the “VSCA”) which does not require further shareholder approval to carry out the Plan, of which this merger is a part, that this resolution approving the merger shall be deemed duly approved and authorized in all respects.

FOURTH: That being in furtherance of the Plan, this merger has been approved by the holders of at least a majority of the outstanding shares of stock of this Corporation in accordance with the provisions of the VSCA.

IN WITNESS WHEREOF, said parent Corporation has caused this Certificate to be signed by an authorized officer this 9th day of August, 2013.

By:	/s/ Richard J. Freer
Authorized Officer

Name:	Richard J. Freer

Title:	Chief Executive Officer